FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE, 2011

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612, St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑                         Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐                         No  ☑

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                        .]

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1-	Press release dated June 17, 2011 issued by Vidéotron Ltd.

PRESS RELEASE	For immediate release

Videotron Ltd. Announces Notice of Redemption for a Portion

of its 6 7/8% Senior Notes due January 15, 2014

Montréal, June 17, 2011 – Videotron Ltd. today announced that it has issued a notice of redemption for US$255,000,000 aggregate principal amount of its outstanding 6 7/8% Senior Notes due 2014 (CUSIP 92658TAG3) (the “Notes”). A notice of redemption (the “Redemption Notice”) pursuant to the terms of the indenture governing the Notes (the “Indenture”) is being distributed by Wells Fargo Bank, National Association, the trustee under the Indenture. The Redemption Notice issued today states that the redemption date is July 18, 2011 (the “Redemption Date”), and the redemption price is 101.146% of the principal amount of the notes redeemed, plus accrued and unpaid interest to the Redemption Date. Questions regarding this redemption should be directed to Wells Fargo Bank, National Association, by telephone at 1-800-344-5128 or by facsimile at (612) 667-6282.

This announcement does not constitute an offer to buy or sell or the solicitation of an offer to sell or buy any securities in any jurisdiction. The securities mentioned herein have not been and will not be qualified for sale to the public under applicable Canadian securities laws and, accordingly, any offer and sale of the securities in Canada will be made on a basis which is exempt from the prospectus requirements of such securities laws.

Videotron Ltd. (www.videotron.com), a wholly owned subsidiary of Quebecor Media Inc., is an integrated communications company engaged in cable television, interactive multimedia development, and Internet access, cable telephone and mobile telephone services. Videotron is a leader in new technologies with its interactive Digital TV service and its broadband network, which supports high-speed cable Internet access, analog and digital cable television, and other services. As of March 31, 2011, Videotron was serving 1,808,600 cable television customers, including 1,243,700 subscribers to its digital service. Videotron is also the Québec leader in high-speed Internet access, with 1,263,600 subscribers to its cable service as of March 31, 2011. As of the same date, Videotron had 164,700 subscriber connections to its mobile telephone service and was providing cable telephone service to 1,129,800 Québec households and organizations. For the sixth consecutive year, Videotron was named Québec’s most respected telecommunications company by Les Affaires magazine, based on a Léger Marketing survey.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of National Instrument 51-102 Continuous Disclosure Obligations in Canada (collectively, “forward-looking statements”). All statements other than statements of historical facts included in this press release, may constitute forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. By their nature, forward-looking statements require us to make assumptions and are subject to important known and unknown risks and uncertainties, which may cause our actual results in future periods to differ materially from those set forth in the forward-looking statements. For additional information with regarding these risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read the section entitled “Risk Factors” of Videotron Ltd.’s annual report on Form 20-F for the year ended December 31, 2010 for further details and descriptions of these and other factors. We will not update these statements unless applicable securities laws require us to do so.

For more information, please contact

Spokesperson

Jean-Francois Pruneau

Vice President

Videotron

Telephone: 514 380-4144

For media only

Elodie Girardin-Lajoie

Specialist, Media and Analysts

Corporate Communications

Telephone: 514 380-7772

Mobile: 514 516-7772

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Christian Marcoux
By:	Christian Marcoux Assistant Secretary

Date: June 22, 2011